Exhibit 99.4

Execution Version

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of this ● day of April, 2022 by and among Trinity Biotech plc, a public limited company incorporated under the laws of Ireland (“Company”), and certain persons listed on Schedule A hereto (such persons, in their capacity as holders of Registrable Securities (as defined below), the “Holders” and each a “Holder”).

RECITALS

WHEREAS, the execution and delivery of this Agreement is a condition to the closing of that certain Securities Purchase Agreement, dated as of April ●, 2022 by and among the Company, MiCo IVD Holdings, LLC, a Delaware limited liability company (the “Purchaser”), and MiCo, Ltd., a limited company organized under the laws of South Korea (as the same may be amended or supplemented from time to time, the “Purchase Agreement”). Capitalized terms used but not defined herein have the meanings attributed thereto in the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.  —   Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Additional Filing Deadline” shall have the meaning set forth in Section 2(d).

“Additional Effectiveness Deadline” shall have the meaning set forth in Section 2(d).

“Additional Registrable Securities” means, as of any date of determination, (a) all ADSs then issued and issuable upon conversion in full of the Convertible Note (assuming on such date the Convertible Note is converted in full without regard to any conversion limitations therein), (b) any additional ADSs issued and issuable in connection with any anti-dilution provisions in the Convertible Note, without giving effect to any limitations on conversion set forth in the Convertible Note, and (c) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing. Any such Additional Registrable Securities shall cease to be Additional Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another Demand Registration Statement with respect to) when and for so long as (i) a Demand Registration Statement with respect to the sale of such Additional Registrable Securities has been declared effective by the Commission under the Securities Act and such Additional Registrable Securities have been disposed of pursuant to such effective Demand Registration Statement, (ii) such Additional Registrable Securities have been previously sold under in accordance with Rule 144 (or any similar provisions then in force), (iii) such securities are otherwise transferred and such securities may be resold without subsequent registration under the Securities Act, or (iv) such securities shall have ceased to be outstanding.

“Convertible Note”” means the convertible note issued pursuant to the Convertible Note Agreement.

“Demand Registration” has the meaning set forth in Section 2.1(e).

“Demand Registration Event” means the earlier to occur of (a) the sale by the Holders of more than sixty-six and two-thirds percent (66-2/3%) of the Initial Registrable Shares pursuant to the Resale Registration Statement; or (b) the conversion of all or a portion of the Convertible Note.

“Effectiveness Deadline” shall have the meaning set forth in Section 2(b).

“Effectiveness Period” shall have the meaning set forth in Section 2(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended (or any corresponding provision of succeeding law) and the rules and regulations thereunder.

“Initial Registrable Securities” means, as of any date of determination, (a) the New ADSs, and (b) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing. Any such Initial Registrable Securities shall cease to be Initial Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another Resale Registration Statement with respect to) when and for so long as (i) a Resale Registration Statement with respect to the sale of such Initial Registrable Securities has been declared effective by the Commission under the Securities Act and such Initial Registrable Securities have been disposed of pursuant to such effective Resale Registration Statement, (ii) such Initial Registrable Securities have been previously sold under in accordance with Rule 144 (or any similar provisions then in force), (iii) such securities are otherwise transferred and such securities may be resold without subsequent registration under the Securities Act, or (iv) such securities shall have ceased to be outstanding.

“Registrable Securities” means, collectively, the Initial Registrable Securities and the Additional Registrable Securities.

“Registration Expenses” shall mean all expenses incurred in effecting any registration pursuant to this Agreement, including registration, qualification, listing and filing fees (including, without limitation, all SEC filing fees), printing expenses, transfer agents and registrar’s fees and expenses, fees and disbursements of counsel for Company and all accountants and other persons retained by Company, any reasonable fees and disbursements of underwriters customarily paid by issuers or sellers of securities fees and expenses associated with any Registration Statement, as well as all internal fees and expenses of Company. “Registration Expenses” shall not include any transfer taxes applicable to the sale, transfer, issuance or allotment of Registrable Securities or transfer taxes arising from the conversion of ordinary shares into ADSs.

“Registration Statements” means, collectively, any Resale Registration Statement and any Demand Registration Statement.

“Resale Registration” shall have the meaning set forth in Section 2(a).

“Resale Registration Statement” shall have the meaning set forth in Section 2(a).

“Resale Registration Statement Filing Deadline” shall have the meaning set forth in Section 2(a).

“Rule 144” means Rule 144 under the Securities Act or any successor rule thereto.

“Rule 415” means Rule 415 under the Securities Act or any successor rule thereto.

“Rule 424” means Rule 424 under the Securities Act or any successor rule thereto.

“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Securities Act” shall mean the Securities Act of 1933, as amended (or any corresponding provision of succeeding law), and the rules and regulations thereunder.

“Selling Expenses” shall mean all underwriting discounts, selling commissions, stock transfer taxes applicable to the sale, transfer, issuance or allotment of Registrable Securities, and other selling expenses associated with effecting any sales of Registrable Securities under any Registration Statement which are not included as Registration Expenses.

Section 2.  —   Registration Rights.

(a) Resale Registration Statement. On or before June 30, 2022 (the “Resale Registration Statement Filing Deadline”), the Company shall prepare and file or cause to be prepared and filed with the Commission a registration statement Form F-3 (or, subject to the last sentence of this Section 2(a), such other appropriate form) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (a “Resale Registration Statement”) pursuant to which all of the Initial Registrable Securities described in subsection (a) and (d) of the definition of “Registrable Securities” received by the Purchaser (or the Holders) pursuant to the Purchase Agreement shall be registered for resale by such Holders (the “Resale Registration”). If Form F-3 or, if the use of Form F-3 is not then available to the Company or for the Resale Registration, the Company shall (x) register the resale of the Initial Registrable Securities on Form F-1 or such other appropriate registration statement form permitting registration of such Initial Registrable Securities for resale by the Purchaser, and (y) undertake to register the Initial Registrable Securities on Form F-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of such Resale Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Initial Registrable Securities has been declared effective by the Commission.

(b) Effectiveness. The Company shall use its best efforts to cause the Resale Registration Statement(s) filed pursuant to Section 2(a) to be declared effective by the Commission or otherwise become effective under the Securities Act as soon as possible after filing, but in no event later than the date that is the earlier of (i) sixty (60) days following the Resale Registration Statement Filing Deadline or (ii) five (5) Business Days after the Commission notifies the Company that it will not review the Resale Registration Statement, if applicable (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended by no more than ninety (90) days after the Filing Deadline if the Resale Registration Statement is reviewed by, and receives comments from, the Commission.  Once effective, the Company shall keep the Resale Registration Statement continuously effective and supplemented and amended to the extent necessary to ensure that such Resale Registration Statement is available or, if not available, to ensure that another registration statement is available, under the Securities Act at all times until the later of such date as all Registrable Securities covered by the Resale Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Resale Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).  The Resale Registration Statement shall contain a prospectus in such form as to permit the Purchaser to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Resale Registration Statement, and shall provide that such Initial Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, the Purchaser. By 5:30 p.m. New York time on the Business Day following the date any such Resale Registration Statement is declared effective by the Commission, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such Resale Registration Statement.

(c)  Additional Selling Stockholders. At any time and from time to time that a Resale Registration Statement is effective, if a Holder of Registrable Securities requests  that such Holder be added as a selling stockholder in such Resale Registration Statement, the Company shall as promptly as practicable amend or supplement the Resale Registration Statement to cover such Holder.

(d) Rule 415 Cutbacks. Notwithstanding any other provision of this Agreement, if the staff of the Commission or any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on the Resale Registration Statement (and notwithstanding that the Company used diligent efforts to advocate with the staff of the Commission for the registration of all or a greater portion of Registrable Securities), the Company shall reduce the number of Registrable Securities on a pro rata basis based on the total number of unregistered Registrable Securities held by such Holders. In the event of a cutback hereunder, the Company shall give each Holder at least five (5) Trading Days prior written notice along with the calculations as to such Holder’s allotment. In the event the Company amends the Resale Registration Statement in accordance with the foregoing, the Company will use its reasonable best efforts to file with the Commission, on the earliest practical date on which the Company is permitted by SEC Guidance to file such additional Resale Registration Statement related to the Initial Registrable Securities (the “Additional Filing Deadline”), one or more registration statement(s) on Form F-3 (or such other form available as provided in Section 2(a)) to register for resale those Initial Registrable Securities that were not registered for resale on the initial Resale Registration Statement and cause such Resale Registration Statement(s) to be declared effective on or prior to the earlier of (i) in the event that such additional Resale Registration Statement (x) is not subject to a review by the Commission, sixty (60) calendar days after the earlier of (A) the applicable Additional Filing Deadline and (B) the date such additional Resale Registration Statement was filed with the Commission and (y) is subject to a review by the Commission, ninety (90) calendar days after the earlier of (A) the applicable Additional Filing Deadline and (B) the date such additional Resale Registration Statement was filed with the Commission and (ii) five (5) Business Days after the date the Company receives written notification from the Commission that such additional Resale Registration(s) will not be reviewed (the “Additional Effectiveness Deadline”). By 5:30 p.m. New York time on the Business Day following the date any such additional Resale Registration Statement is declared effective by the Commission, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such additional Resale Registration Statement.

(e)  Demand Registration Statement. Upon request of any of the Holders after the occurrence of a Demand Registration Event, the Company shall as soon as practicable and in any event within sixty (60) days after the date such request is delivered to the Company, prepare and file or cause to be prepared and filed with the Commission a registration statement Form F-3 (or, subject to the penultimate sentence of this Section 2(h), such other appropriate form) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (a “Demand Registration Statement”) pursuant to which all of the Additional Registrable Securities received by the Purchaser (or the Holders) pursuant to conversion of the Convertible Note shall be registered for resale by such Holders (the “Demand Registration”). If Form F-3 or, if the use of Form F-3 is not then available to the Company or for the Resale Registration, the Company shall (x) register the resale of the Additional Registrable Securities on Form F-1 or such other appropriate registration statement form permitting registration of such Additional Registrable Securities for resale by the Purchaser, and (y) undertake to register the Additional Registrable Securities on Form F-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of such Demand Registration Statement then in effect until such time as a Demand Registration Statement on Form F-3 covering the Additional Registrable Securities has been declared effective by the Commission.  All provisions set forth in this Agreement (including, without limitation, Sections 2(b) through 2(d)) with respect to Resale Registration Statements shall apply, mutatis, mutandis, to the Demand Registration Statements required to be filed hereunder (except to the extent expressly set forth in this Section 2.1(e)).

(f) Sufficient ADSs.  The Company represents and warrants that there are sufficient ADSs registered on a registration statement on Form F-6 and available for issuance in respect of all Registrable Securities, including those issuable pursuant to the hereunder, and the Company covenants that it will cause a sufficient number of ADSs to remain registered on a registration statement on Form F-6 and available for issuance to satisfy the Company’s obligations hereunder at all times that this Agreement is in effect.

Section 3.  —   Registration Procedures.

(a) In connection with the filing of any Registration Statement pursuant to this Agreement, Company shall use its reasonable best efforts to, as promptly as reasonably practicable:

(i) before filing such Registration Statement or any amendments or supplements thereto, provide to one representative on behalf of all Holders included in such Registration Statement (to be chosen by Holders of a majority of Registrable Securities to be included in such Registration Statement), provided that such opportunity to review and comment shall not apply to any reports filed by Company in the ordinary course of business pursuant to the Exchange Act;

(ii) prepare and file with the Commission (and subject to the review and comment provisions set forth in paragraph 4(a)(i) above) such pre- and post-effective amendments and supplements to such Registration Statement and the prospectus used in connection therewith to maintain the effectiveness of such registration and to comply with the provisions of applicable securities laws with respect to the disposition of all securities covered by such Registration Statement during the period in which such Registration Statement is required to be kept effective;

(iii) furnish to each Holder of the securities being registered an electronic copy of the prospectus contained in such Registration Statement and any other prospectus filed under Rule 424 under the Securities Act in conformity with the requirements of the Securities Act, and such other documents, as the Holders may reasonably request;

(iv) register or qualify all Registrable Securities under such other securities or “blue sky” laws of such jurisdictions as the Holders may reasonably request, except that Company shall not for any such purpose be required to qualify generally to do business as a foreign company in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(a)(iv), or to consent to general service of process in any such jurisdiction, or to be subject to any material tax obligation in any such jurisdiction where it is not then so subject;

(v) promptly notify the Holder at any time when Company becomes aware that a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and, to promptly prepare and furnish without charge to the Holder an electronic copy of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement;

(vii) cooperate with the Holder to facilitate the transfer of the Registrable Securities that are sold;

(viii) list all Registrable Securities covered by such Registration Statement on any securities exchange on which any such class of securities is then listed and cause to be satisfied all requirements and conditions of such securities exchange to the listing of such securities that are reasonably within the control of Company;

(ix) notify the Holder promptly after it shall receive notice thereof, of the time when such Registration Statement, or any post-effective amendments to the Registration Statement, shall have become effective and in any event within one (1) Business Day after the Resale Registration Statement becomes effective, and shall furnish to Purchaser, without charge, an electronic copy of the Resale Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Registration Statement or such other documents as the Purchaser may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Registration Statement;

(x) to make available to the  Holder as soon as reasonably practicable after the same is prepared and publicly distributed, filed with the Commission, or received by Company, an executed copy of each letter written by or on behalf of Company to the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and any item of correspondence received from the Commission or the Staff of the Commission (or other governmental agency or self –regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement. Company will as soon as reasonably practicable notify the Holders and any managing underwriter(s) of the effectiveness of such Registration Statement or any post-effective amendment or the filing of the prospectus supplement contemplated herein. Company will as soon as reasonably practicable respond reasonably and completely to any and all comments received from the Commission or the Staff of the Commission, with a view towards causing such Registration Statement or any amendment thereto to be declared effective by the Commission as soon as reasonably practicable and shall file an acceleration request as soon as reasonably practicable following the resolution or clearance of all comments from the Commission or its staff or, if applicable, following notification by the Commission that any such Registration Statement or any amendment thereto will not be subject to review;

(xi) advise each Holder promptly after it shall receive notice or obtain knowledge thereof, of (A) the issuance of any stop order, injunction or other order or requirement by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and use its reasonable best efforts to prevent the issuance of any stop order, injunction or other order or requirement or to obtain its withdrawal if such stop order, injunction or other order or requirement should be issued, (B) the suspension of the registration of the subject class that includes the Registrable Securities in any state jurisdiction and (C) the removal of any such stop order, injunction or other order or requirement or proceeding or the lifting of any such suspension;

(xiv) cooperate with each Holder participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority;

(b) As a condition precedent to the obligations of Company to file any Registration Statement covering Registrable Securities, each Holder shall furnish in writing to Company such information regarding such Holder (and any of its Affiliates), the Registrable Securities to be sold, the intended method of distribution of such Registrable Securities and such other information requested by Company as is reasonably necessary or advisable for inclusion in the Registration Statement relating to such offering pursuant to the Securities Act.

Each Holder agrees by acquisition of the Registrable Securities that (i) upon receipt of any notice from Company of the happening of any event of the kind described in Section 3(a)(v), such Holder shall forthwith discontinue its disposition of Registrable Securities pursuant to the Registration Statement relating to such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(a)(v); (ii) upon receipt of any notice from Company of the happening of any event of the kind described in clause (A) of Section 3(a)(xii), such Holder shall discontinue its disposition of Registrable Securities pursuant to such Registration Statement until such Holder’s receipt of the notice described in clause (C) of Section 3(a)(xii); and (iii) upon receipt of any notice from Company of the happening of any event of the kind described in clause (B) of Section 3(a)(xii), such Holder shall discontinue its disposition of Registrable Securities pursuant to such Registration Statement in the applicable state jurisdiction(s) until such Holder’s receipt of the notice described in clause (C) of Section 3(a)(xii). The length of time that any Registration Statement is required to remain effective shall be extended by any period of time that such Registration Statement is unavailable for use pursuant to this paragraph, provided in no event shall any Registration Statement be required to remain effective after the date on which all Registrable Securities cease to be Registrable Securities.

Section 4. —   Indemnification.

(a) Indemnification by Company. Company agrees to indemnify, hold harmless and reimburse, to the fullest extent permitted by law, each Holder, its partners, officers, directors, employees, advisors, representatives and agents, and each person, if any, who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any and all losses, penalties, liabilities, claims, damages and expenses, joint or several (including, without limitation, reasonable attorneys’ fees and any expenses and reasonable costs of investigation), as incurred, to which the Holders or any such indemnitees may become subject under the Securities Act or otherwise, insofar as such losses, penalties, liabilities, claims, damages and expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statements under which such Registrable Securities were registered and sold under the Securities Act, any preliminary prospectus, final prospectus, free writing prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or any violation of the Securities Act or state securities laws or rules thereunder by Company relating to any action or inaction by Company in connection with such registration; provided, however, that Company shall not be liable in any such case to the extent that any such loss, penalty, liability, claim, damage (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged statement or omission or alleged omission made in such Registration Statements, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information about a Holder which is furnished to Company by such Holder specifically for use in such Registration Statements. This indemnity shall be in addition to any liability Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any indemnified party and shall survive the transfer of such securities by such Holder.

(b) Indemnification by the Holders. Each Holder agrees to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 4(a)) Company, each member of the Board, each officer, employee and agent of Company and each person, if any, who controls any of the foregoing within the meaning of the Securities Act or the Exchange Act, with respect to any untrue statement or alleged untrue statement of a material fact in or omission or alleged omission to state a material fact from such Registration Statements, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information about such Holder furnished to Company by such Holder specifically for inclusion in such Registration Statements, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement and has not been corrected in a subsequent Registration Statements, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto prior to or concurrently with the sale of the Registrable Securities to the Person asserting the claim; provided, however, that Holder shall not be liable for any amounts in excess of the net proceeds received by such Holder from sales of Registrable Securities pursuant to the Registration Statements to which the claims relate, and provided, further, that the obligations of the Holders shall be several and not joint and several. This indemnity shall be in addition to any liability Holder may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of Company or any indemnified party and shall survive the transfer of such securities by Company.

(c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 4, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to such indemnifying party of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 4, except to the extent that the indemnifying party is materially prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, such indemnified party shall permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (A) the indemnifying party has agreed to pay such fees or expenses or (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person within a reasonable time after receipt of notice of such claim from the Person entitled to indemnification hereunder. If such defense is not assumed by the indemnifying party as permitted hereunder, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). If such defense is assumed by the indemnifying party pursuant to the provisions hereof, such indemnifying party shall not settle or otherwise compromise the applicable claim unless (i) such settlement or compromise contains a full and unconditional release of the indemnified party of all liability in respect to such claim or litigation or (ii) the indemnified party otherwise consents in writing. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and disbursements of such additional counsel or counsels.

The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive the transfer of securities.

(d) Contribution. If, for any reason, the foregoing indemnity is unavailable, or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of the loss, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, and the relative benefits received by the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party who was not guilty of such fraudulent misrepresentation. In connection with any Registration Statements filed with the Commission by Company, the relative fault of the indemnifying party on the one hand and of the indemnified person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the provisions of this Section, no Holder shall be required to contribute an amount greater than the net proceeds received by such Holder from sales of Registrable Securities pursuant to the Registration Statements to which the claims relate (after taking into account the amount of damages which such Holder has otherwise been required to pay by reason of any and all untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in any Registration Statements, prospectus or preliminary prospectus or any amendment thereof or supplement thereto related to such sale of Registrable Securities).

(e) No Exclusivity. The remedies provided for in this Section 4 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

Section 5.  —  Covenants Relating To Rule 144. Company shall use its reasonable best efforts to file any reports required to be filed by it under the Securities Act and the Exchange Act and to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time. Company shall, in connection with any sale, transfer or other disposition by any Holder of any ADSs pursuant to Rule 144 promulgated under the Securities Act, promptly cause the timely preparation and delivery of certificates representing the ADSs to be sold and the removal of any legend restricting transfers of the ADSs, and enable certificates for such ADSs to be issued (or, in the case of book-entry ADSs, make or cause to be made appropriate notifications on the books of Company’s transfer agent) for such number of ADSs and registered in such names as the Holders may reasonably request and to provide a customary opinion of counsel required by Company’s transfer agent.

Section 6.  —   Miscellaneous.

(a) Termination; Survival. The rights of each Holder under this Agreement shall terminate upon the earlier of (i) the date on which the Holders collectively shall cease to hold Registrable Securities representing at least 5% of the ADSs outstanding at such time if the Holder at that time is no longer deemed to be an Affiliate of the Company;  and (ii) the date that all of the Registrable Securities held by such Holder cease to be Registrable Securities. Notwithstanding the foregoing, the obligations of the parties under Sections 4, 5 and this Section 6 shall survive the termination of this Agreement.

(b) Governing Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement, whether in law or in equity, whether in contract or in tort, by statute or otherwise, shall be governed and construed in accordance with the Laws of the State of New York without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

(c) Consent to Jurisdiction; Venue; Waiver of Jury Trial. IN ADDITION, EACH OF THE PARTIES HERETO (A) CONSENTS TO SUBMIT ITSELF, AND HEREBY SUBMITS ITSELF, TO THE PERSONAL JURISDICTION OF THE FEDERAL DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK , OR, IF SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY STATE SUPREME COURT OF THE STATE OF NEW YORK LOCATED IN THE COUNTY OF NEW YORK HAVING SUBJECT MATTER JURISDICTION, IN THE EVENT ANY CLAIM, CONTROVERSY OR DISPUTE (IN EACH CASE, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT, BY STATUTE OR OTHERWISE) ARISES OUT OF, OR IS RELATED TO, THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (B) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, AND AGREES NOT TO PLEAD OR CLAIM ANY OBJECTION TO THE LAYING OF VENUE IN ANY SUCH COURT OR THAT ANY JUDICIAL PROCEEDING IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, (C) AGREES THAT IT WILL NOT BRING ANY ACTION (WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT, BY STATUTE OR OTHERWISE) RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN THE FEDERAL DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, OR, IF SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY STATE SUPREME COURT OF THE STATE OF NEW YORK LOCATED IN THE COUNTY OF NEW YORK HAVING SUBJECT MATTER JURISDICTION, AND (D) CONSENTS TO SERVICE OF PROCESS BEING MADE THROUGH THE NOTICE PROCEDURES SET FORTH IN SECTION 6(k). EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein, and it supersedes all prior and contemporaneous agreements, representations and understandings of the parties, express or implied, oral or written.

(e) Amendments and Waivers. The provisions of this Agreement may be amended or waived at any time only by the written agreement of Company and the Holders of a majority of the Registrable Securities then outstanding. Any waiver, permit, consent or approval of any kind or character on the part of any such Holders of any provision or condition of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in writing. Any amendment or waiver affected in accordance with this paragraph shall be binding upon Company and each Holder of Registrable Securities. Notwithstanding the foregoing, no amendments may be made to this Agreement that adversely affect any Holder in a manner different than any other Holder without such Holder’s prior written consent.

(f) Assignment. Except as set forth herein, the rights and obligations of a Holder under this Agreement shall not be assignable by such Holder without prior, express written consent of Company except to an Affiliate of that Holder. The rights and obligations of the Company under this Agreement shall not be assignable by Company without the consent of Holders of a majority of Registrable Securities then outstanding.

(g) Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the legal representatives, heirs, successors and assigns of the respective parties.

(h) Expenses. All Registration Expenses incurred in connection with any Registration Statements under this Agreement shall be borne by Company. All Selling Expenses relating to securities registered on behalf of the Holders shall be borne by the Holders of the Registrable Securities included in such registration. The obligation of the Company to bear the expenses provided for in this paragraph shall apply irrespective of whether a Registration Statement becomes effective, is withdrawn or suspended, or converted to any other form of registration and irrespective of when any of the foregoing shall occur.

(i) Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties to this Agreement. Electronic or facsimile signatures shall be deemed to be original signatures.

(j) Severability. The parties agree that if any part, term or provision of this Agreement shall be found invalid, illegal or unenforceable in any respect by any court of law of competent jurisdiction, the remaining provisions shall be severable, valid and enforceable in accordance with their terms, and any such invalidity, illegality or unenforceability in any jurisdiction shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

(k) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by email, in each case to the intended recipient as set forth below:

If to a Holder, to the address indicated for such Holder in Schedule A hereto with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP One Financial Center Suite 3500 Boston, MA 02111
Attn:	James W. Bartling
Brian T. Moore
E-mail:	jim.bartling@nelsonmullins.com brian.moore@nelsonmullins.com

If to Company, as follows:

Trinity Healthcare plc. IDA Business Park Bray, Wicklow, Ireland Attn: ● Title: ● E-mail: ●

With a copy to (which shall not constitute notice) to:

Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 After July 1, 2022 to: Carter Ledyard & Milburn LLP 28 Liberty Street New York, NY 10005
Attn:	Steven J Glusband Mary Winchurch Brown
E-mail:	glusband@clm.com Mbrown@clm.com

Any party may, from time to time, by written notice to the other parties, designate a different address, which shall be substituted for the one specified above for such party.

(l) Specific Performance. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

(m) No Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[Signatures Appear on the Following Page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

COMPANY:

TRINITY BIOTECH PLC

By: ___________________________________________
Name:
Title:

HOLDERS:

[SIGNATURES OF ALL ENTITIES THAT WILL BE HOLDING THE SECURITIES]

 [Signature Page to Registration Rights Agreement]

Schedule A

The Holders

Name of Holder	Number of ADSs Held	Address of Holder	Email Address of Holder

A - 1